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                             May 26, 2022

       Dane E. Whitehead
       Chief Financial Officer
       Marathon Oil Corporation
       990 Town and Country Boulevard
       Houston, Texas 77024-2217

                                                        Re: Marathon Oil
Corporation
                                                            Form 10-K for
Fiscal Year Ended December 31, 2021
                                                            Filed February 17,
2022
                                                            Form 8-K filed May
4, 2022
                                                            File No. 001-05153

       Dear Mr. Whitehead:

              We have reviewed your May 10, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments.
       Unless we note otherwise, our references to prior comments are to comments in our April 21,
       2022 letter.

       Form 8-K filed May 4, 2022

       Exhibit 99.1

   1. We note your response to prior comment 1 and the discussion in your press release for the first quarter ending
March 31, 2022. Throughout the bullet point section, non-GAAP measures, such as
adjusted free cash flow, are used to highlight your current and expected results and
accomplishments. Please revise this presentation to include similar discussion and analysis of the
comparable GAAP measures with equal or greater prominence. Refer to the last bullet of
Question 102.10 of the Compliance and Disclosure Interpretations on
                                                        Non-GAAP Financial
Measures.
 Dane E. Whitehead
Marathon Oil Corporation
May 26, 2022
Page 2

      You may contact Wei Lu, Staff Accountant, at (202) 551-3725 or Shannon Buskirk, Staff
Accountant, at (202) 551-3717 with any questions.



FirstName LastNameDane E. Whitehead                     Sincerely,
Comapany NameMarathon Oil Corporation
                                                        Division of Corporation
Finance
May 26, 2022 Page 2                                     Office of Energy &
Transportation
FirstName LastName